 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 26, 2024

Concord Acquisition Corp II

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-40773 (Commission File Number)	86-2171101 (I.R.S. Employer Identification No.)

477 Madison Avenue New York, NY (Address of principal executive offices)	10022 (Zip Code)

(212) 883-4330
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Warrant	CNDA.U	NYSE American LLC
Class A Common Stock, par value $0.0001 per share	CNDA	NYSE American LLC
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	CNDA.WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On August 26, 2024, Concord Acquisition Corp II, a Delaware corporation (the “Company”) entered into an agreement and plan of merger (the “Merger Agreement”) with Events.com, Inc., a California corporation (“Events.com”), and Concord Merger Sub, Inc., a California corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”).

Pursuant to the Merger Agreement, the parties will consummate a business combination transaction pursuant to which Merger Sub will merge with and into Events.com, with Events.com surviving the merger as a wholly-owned subsidiary of the Company (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions” and the closing of the Transactions, the “Closing”). In connection with the Closing, it is expected that the Company will change its name to Events.com, Inc. and is referred to herein as “New CND” as of the time following such change of name.

 The proposed Merger is expected to be consummated after receipt of the required approvals by the stockholders of the Company and shareholders of Events.com and the satisfaction or waiver of certain other customary conditions, as summarized below.

Merger Agreement

Consideration

The aggregate equity consideration (other than the Unvested Earn Out Shares described below) to be issued to Events.com’s stockholders and issuable to certain other Events.com securityholders in the Transactions (the “Merger Consideration”) will be a number of shares of New CND Class A common stock, par value $0.0001 per share (“New CND common stock”), equal to 1,000,000 plus the quotient obtained by dividing (i) the sum of (a) $314,100,000, (b) the total amount raised by Events.com in any Interim Financing (as defined below), and (c) the aggregate exercise price of all vested and “in-the-money” stock options and warrants of Events.com outstanding immediately prior to the Closing, by (ii) $10.00.

 Prior to the Closing, Events.com will complete a recapitalization, pursuant to which all outstanding shares of preferred stock will be converted into shares of common stock of Events.com. If the Events.com Charter Amendment (as defined below) is approved, at the Closing, each share of common stock of Events.com that is issued and outstanding immediately prior to the effective time of the Merger (other than treasury shares and Dissenting Shares, as defined in the Merger Agreement) will be cancelled and converted into the right to receive a number of shares of New CND common stock equal to an exchange ratio (the “Exchange Ratio”) determined by dividing the number of shares of New CND common stock constituting the Merger Consideration by the number of Aggregate Fully Diluted Company Common Shares (as defined in the Merger Agreement). All outstanding Events.com stock options will be converted into options for New CND common stock, adjusted by the Exchange Ratio, and any outstanding warrants and, to the extent permissible, convertible notes issued by Events.com will be assumed by New CND.

If the Events.com Charter Amendment is not approved, at the Closing, each share of common stock of Events.com that is issued and outstanding immediately prior to the effective time of the Merger (other than Dissenting Shares) will be converted into shares of New CND common stock in accordance with the terms of Events.com’s existing articles of incorporation. In such case, the Merger Consideration will be distributed to all holders of Events.com’s capital stock and other securities convertible into Events.com stock, provided those securities are vested, in-the-money, or automatically convertible at the time of the Merger.

Earnout

At the Closing, New CND will issue 4,000,000 additional shares (the “Unvested Earn Out Shares”) of New CND common stock to the stockholders of Events.com as of immediately prior to the Closing. The Unvested Earn Out Shares will be unvested at issuance, and will vest if the volume weighted average price (the “VWAP”) of the shares of New CND Class A common stock equals or exceeds certain minimum share prices for any 20 trading days during a period of 30 consecutive trading days at any time during the seven years following the Closing (the “Earnout Period”), as follows:

•	1,000,000 shares if the VWAP of the shares of New CND common stock equals or exceeds $12.50 (“Triggering Event I”);

•	1,000,000 shares if the VWAP of the shares of New CND common stock equals or exceeds $15.00 (“Triggering Event II”);

•	1,000,000 shares if the VWAP of the shares of New CND common stock equals or exceeds $17.50 (“Triggering Event III”); and

•	1,000,000 shares if the VWAP of the shares of New CND common stock equals or exceeds $20.00 (“Triggering Event IV”).

If a “change of control” of New CND occurs prior to the end of the Earnout Period, Triggering Event I and Triggering Event II will be deemed to have occurred, and if the consideration payable in the change of control has a per share value in excess of the prices applicable to Triggering Event III and/or Triggering Event IV, Triggering Event III and/or Triggering Event IV, as applicable, will also be deemed to have occurred. Any Unvested Earn Out Shares that do not vest prior to the end of the Earnout Period will be automatically forfeited.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties, which will terminate and be of no further force and effect as of the Closing.

 Covenants

The Merger Agreement contains customary covenants of the parties, including, among others, covenants providing for (i) certain limitations on the operation of the parties’ respective businesses prior to consummation of the Transactions, (ii) the parties’ efforts to satisfy conditions to consummation of the Transactions, including by obtaining necessary approvals from governmental agencies as applicable, (iii) prohibitions on the parties soliciting alternative transactions, (iv) the parties preparing and the Company filing a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”) and taking certain actions to obtain the requisite approval of the Company’s stockholders to vote in favor of certain matters (the “Company Stockholder Matters”), including the adoption and approval of the Merger Agreement and the Transactions, at a special meeting to be called therefor (the “Company Stockholders’ Meeting”), (v) Events.com using reasonable best efforts to prepare and deliver certain financial statements required to be included in the Form S-4 (the “Required Financials”), (vi) the parties’ efforts to obtain commitments from additional investors as to the Financings (as defined below) and cooperate with respect to the Interim Financings and (vii) the protection of, and access to, confidential information of the parties.

The Merger Agreement also requires Events.com to use its reasonable best efforts to obtain the requisite approval of its shareholders to (i) approve the Merger and (ii) an amendment and restated of Events.com’s articles of incorporation (the “Events.com Charter Amendment”) providing for, among other things, the contemplated treatment of securities of Events.com set forth in the Merger Agreement and summarized above.

Interim Financing

The Merger Agreement provides for the parties to cooperate, between the date of the Merger Agreement and the Closing, to raise capital for Events.com through the sale of equity securities, or securities convertible into equity securities (the “Interim Financing”). Following date of the Merger Agreement and until the earlier of the Closing or the termination of the Merger Agreement (the “Interim Period”), Events.com will be required to pay to the Company an amount equal to the lesser of (i) the amount of unpaid Company transaction expenses actually incurred by the Company as of the applicable payment date and (ii) the Interim Parent Funding Amount (as defined below), in each case, within three business days after receipt by Events.com of reasonably detailed evidence of the incurrence of such expenses. “Interim Parent Funding Amount” is calculated as of any given date during the Interim Period, an amount equal to (i) 10% of the first $7,000,000 of net proceeds received by Events.com from investors or other financing sources introduced by any person other than the Company, Cohen & Company Capital Markets or their respective affiliates in connection with any Interim Financing, (ii) 25% of the net proceeds received by Events.com from investors or other financing sources introduced by any person other than the Company, Cohen & Company Capital Markets or their respective affiliates in connection with any Interim Financing in excess of the first $7,000,000 and (iii) 25% of the net proceeds received by Events.com from investors or other financing sources introduced by the Company, Cohen & Company Capital Markets or their respective affiliates in connection with any Interim Financing. The Interim Parent Funding Amount as of a given date shall be reduced by any amounts previously paid by or on behalf of Events.com to or as directed by the Company pursuant to any prior payments of an Interim Parent Funding Amount, and in no event shall the aggregate amount of Interim Parent Funding Amounts exceed $10,000,000 in the aggregate.

Second Amended and Restated Certificate of Incorporation

Pursuant to the terms of the Merger Agreement, at the Closing the amended and restated certificate of incorporation of New CND will be further amended and restated (the “Second Restated Charter”) to, among other things, create a class of common stock of New CND, Class B common stock. The shares of Class B common stock will be entitled to the rights and privileges set forth in the Second Restated Charter, the form of which is attached as Exhibit D to the Merger Agreement, including ten votes per share on any matter that such share is entitled to vote upon.

Conditions to Closing

The consummation of the Transactions is subject to customary closing conditions, including, among others: (i) approval by the Company’s and Events.com’s respective stockholders, (ii) no law, regulation, judgment, decree, executive order or award enjoining or prohibiting the consummation of the Transactions, (iii) Available Closing Cash (as defined below) as of immediately after the Closing being at least $30 million, (iv) the effectiveness of the Form S-4, (v) receipt of approval for listing on the New York Stock Exchange of the shares of New CND common stock to be issued in connection with the Transactions, (vi) no material adverse effect with respect to the Company or Events.com having occurred and continuing and (vii) the accuracy of the parties’ respective representations and warranties (subject to specified materiality thresholds) and the material performance of the parties’ respective covenants and other obligations. “Available Closing Cash” is defined in the Merger Agreement as (i) the aggregate cash proceeds in the Company’s trust account, after giving effect to any redemptions by the Company’s public stockholders, plus any additional funds raised by the Company (other than non-convertible debt securities and working capital loans), plus the aggregate amount of cash funded to Events.com pursuant to any Interim Financing during the period commencing on the day prior to the signing of the Merger Agreement and ending at Closing, minus (ii) the amount of all of the Company’s transaction expenses and Events.com’s transaction expenses (subject, for purposes of such calculation, to a cap of $10,000,000).

Termination

The Merger Agreement may be terminated at any time prior to the effective time of the Merger: (i) by mutual written consent of the Company and Events.com; (ii) by either the Company or Events.com if the Closing has not occurred by March 3, 2025 (or such later date as the Company’s deadline to consummate a business combination shall be extended to, if applicable) (the “Outside Date”), provided that the right to terminate the Merger Agreement upon the occurrence of the Outside Date will not be available to a party if a breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation under the Merger Agreement was the primary cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; (iii) by Events.com if there has been a Change in Recommendation , or if, at the Company Stockholders’ Meeting, approval of the Company Stockholder Matters is not obtained; (iv) by the Company if Events.com does not deliver approval of the Transactions by the requisite holders of its capital stock within ten business days after the date that the Form S-4 is declared effective; (v) by Events.com if the Company’s Class A common stock has been delisted from the NYSE American, and such delisting has become final and non-appealable; or (vi) in the event of certain uncured breaches by the other party.

Transaction Expenses

The Merger Agreement provides that each party to the Merger Agreement is generally responsible for its own expenses related to the Transactions. However, Events.com has agreed to pay all filing fees pursuant to antitrust laws or other regulatory approvals required in connection with the Merger and all costs, fees and expenses incurred in connection with the preparation, filing and mailing of the Form S-4 (including the proxy statement to be included therein) and the review and approval of the Registration Statement by the SEC. If the Merger Agreement is terminated as a result of Events.com failing to obtain the requisite shareholder approval, Events.com will be required to pay the Company the total amount of the Company’s unpaid transaction expenses, not to exceed $3,000,000, reduced (but not below zero) by the aggregate Interim Parent Funding Amount previously paid to or as directed by the Company.

Related Agreements

Lock-Up Agreement

Concurrently with the execution and delivery of the Merger Agreement, and effective upon Closing, the Company entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Mitch Thrower and Steven Partridge (the “Founders”), and following the execution of the Merger Agreement Events.com will seek to have certain additional Events.com stockholders enter into the Lock-Up Agreement. Pursuant to the terms of the Lock-Up Agreement, the Founders have agreed, and the other stockholders who become party to the Lock-Up Agreement will agree, to not effect any sale or other transfer of New CND common stock, subject to certain customary exceptions set forth in the Lock-Up Agreement, during the period commencing at the Closing and ending on the earlier of (i) one year following the Closing, (ii) such date as New CND completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of New CND’s stockholders having the right to exchange their shares of New CND common stock for cash, securities or other property or (iii) the date on which the last sale price of the New CND common stock equals or exceeds $12.00 per share (as adjusted for share splits, share consolidations, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing.; provided that for the stockholders other than the Founders, 25% of each holder's shares will be released from lock-up every 3 months following the Closing.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Company entered into a sponsor support agreement (the “Sponsor Support Agreement”) with Events.com, Concord Sponsor Group II LLC (the “Sponsor”) and CA2 Co-Investment LLC (“CA2”). Pursuant to the Sponsor Support Agreement, the Sponsor and CA2 have, among other things, agreed (i) to vote all of their shares of the Company’s common stock in favor of the approval of the Transactions, including the Merger, (ii) not to redeem any of their shares of the Company’s common stock, (iii) to waive their anti-dilution protections with respect to their shares of the Company’s Class B common stock and (iv) to forfeit an aggregate of 1,000,000 shares of the Company’s Class B common stock at the Closing. In addition, if the accrued and unpaid transaction expenses of the Company exceed $10,000,000 then, immediately prior to the Closing, the Sponsor must either forfeit a number of shares of Parent Class B Stock, valued at $10 per share, to cover the excess amount, or pay such excess amount by wire transfer of immediately available funds to an account designated by Events.com.

Stockholder Support Agreement

In connection with the execution of the Merger Agreement, the Company entered into a support agreement (the “Stockholder Support Agreement”) with certain stockholders of Events.com pursuant to which such stockholders have, among other things, agreed to (i) vote all of their shares of Events.com stock to adopt and approve the Merger Agreement and all other documents and transactions contemplated thereby and (ii) subject their shares of Events.com common stock to certain transfer restrictions.

Tax Receivable Agreement

In connection with the Closing, Events.com, the Company and certain Events.com shareholders will enter into a Tax Receivable Agreement (the “TRA”), pursuant to which, among other things, New CND will agree to pay certain Events.com stockholders 85% of the tax benefits realized from the post-closing utilization of Events.com’s pre-closing tax attributes. Under the TRA, New CND will be required to calculate realized tax benefits on an annual basis. Unless there is an early termination of the TRA, the TRA will remain in effect until all of Events.com’s pre-closing tax attributes have been realized (which may never occur). New CND will have the right to terminate the TRA at any time by giving notice and paying an “early termination payment.” For purposes of calculating the early termination payment, it is assumed that New CND will generate enough income to use all remaining pre-closing tax attributes in the earliest possible tax year. In addition, a change of control of New CND, or a divestiture of Events.com by Parent, generally would require an early termination payment.

Registration Rights Agreement

The Merger Agreement provides that, in connection with the Closing, New CND, certain stockholders of the Company (including the Sponsor) and certain stockholders of Events.com will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which New CND will agree to register for resale certain shares of New CND common stock and other equity securities that are held by the parties thereto from time to time.

Other

It is expected that Mitch Thrower and Stephen Partridge will be employed as Chief Executive Officer and President and Chief Operating Officer, respectively, of New CND and in connection therewith enter into new employment arrangements pursuant to which they will receive Class B common stock in New CND and as a result control a majority of the voting power of New CND.

* * *

The foregoing descriptions of the Merger Agreement, Lock-Up Agreement, Sponsor Support Agreement, Stockholder Support Agreement, TRA, Registration Rights Agreement and the transactions contemplated thereunder are not complete and are qualified in their entirety by reference to the respective agreements, copies of which (or the forms of which, in the case of the TRA and Registration Rights Agreement) are respectively filed as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4 and 10.5 to this Current Report on Form 8-K, and each of which is incorporated herein by reference. The aforementioned agreements and the foregoing descriptions thereof have been included to provide investors and stockholders with information regarding the terms of such agreements. They are not intended to provide any other factual information about the parties to the respective agreements. The respective representations, warranties and covenants contained in such agreements were made only as of specified dates for the purposes of each such agreement, were solely for the benefit of the parties to each such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the respective representations, warranties and covenants contained in each such agreement and discussed in the respective foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and, with respect to the Merger Agreement, are also qualified in important part by confidential disclosure schedules delivered by the parties to each other in connection with the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement or other foregoing agreements except as expressly contemplated therein. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement and each such other agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 7.01.	Regulation FD Disclosure.

On August 27, 2024, the Company and Events.com issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Attached hereto as Exhibit 99.2 and incorporated herein by reference is the form of presentation to be used by the Company and Events.com in presentations for certain of the Company’s stockholders and other persons.

The foregoing (including the information presented in Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibits 99.1 and 99.2 that is provided solely in connection with Regulation FD.

* * *

Important Information About the Transaction and Where to Find It

In connection with the proposed Transactions, the Company intends to file with the SEC a registration statement on Form S-4, which will include a preliminary proxy statement/prospectus of the Company in connection with the Transactions and related matters. After the registration statement on Form S-4 is declared effective, the Company will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This communication does not contain any information that should be considered by the Company’s stockholders concerning the Transactions and is not intended to constitute the basis of any voting or investment decision in respect of the Transactions or the securities of the Company. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve the Transactions and related matters because the proxy statement/prospectus will contain important information about the Company, Events.com and the Transactions.

The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Transactions and related matters. Stockholders may obtain copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Concord Acquisition Corp II, Attn: Corporate Secretary, 477 Madison Avenue, 22nd Floor, New York, NY 10022.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions, neither is it intended to nor does it constitute an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities, nor is it a solicitation of any vote in any jurisdiction pursuant to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Participants in the Solicitation

The Company, Events.com and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Transactions. Information about the directors and executive officers of the Company is set forth in the Company’s Annual Report on Form 10-K filed with the SEC on March 1, 2024. Additional information regarding the participants in the proxy solicitation and the interests of those persons may be obtained by reading the proxy statement/prospectus regarding the Transactions when it becomes available. When available, you may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This document (including the exhibits) contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transactions. All statements other than statements of historical facts contained in this document, including statements regarding Events.com’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Forward-looking statements include, without limitation, the Company’s, Events.com’s, or their respective management teams’ expectations concerning the outlook for their or Events.com’s business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions, or economic performance and developments in the capital and credit markets and expected future financial performance, including expected net proceeds, expected additional funding, the percentage of redemptions of the Company’s public stockholders, growth prospects and outlook of Events.com’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Events.com’s projects, as well as any information concerning possible or assumed future results of operations of Events.com. Forward-looking statements also include statements regarding the expected benefits of the proposed Transactions between Events.com and the Company.

Forward-looking statements involve a number of risks, uncertainties, and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the risk that the proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the risk that the proposed Transactions may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; (iii) the failure to satisfy the conditions to the consummation of the proposed Transactions, including the adoption of the Merger Agreement by the stockholders of the Company and Events.com and the receipt of certain regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Events.com’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Events.com and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Events.com or CNDA related to the Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to maintain the listing of CNDA’s securities or to meet listing requirements and maintain the listing of New CND’s securities on the NYSE American; (xi) the risk that the price of New CND’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which Events.com plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business, and changes in the combined capital structure; (xii) the inability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, identify and realize additional opportunities, and manage its growth and expanding operations; (xiii) the risk that Events.com may not be able to successfully develop its assets, including expanding the product offerings and implementing the acquisition plan (xiv) the risk that Events.com will be unable to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xv) political and social risks of operating in the U.S. and other countries; (xvi) the operational hazards and risks that Events.com faces; and (xvii) the risk that additional financing in connection with the Proposed Business Combination may not be raised on favorable terms. The foregoing list is not exhaustive, and there may be additional risks that neither the Company nor Events.com presently knows or that the Company and Events.com currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this press release and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December, 31, 2023, which was filed with the SEC on March 1, 2024, the risks to be described in the registration statement on Form S-4 to be filed by the Company with the SEC in connection with the Proposed Business Combination, and those discussed and identified in other filings made with the SEC by CNDA and PubCo from time to time.

Events.com and the Company caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date they are made. Neither Events.com nor the Company undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, except as otherwise required by law. In the event that any forward-looking statement is updated, no inference should be made that Events.com or the Company will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in the Company’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in the combined company’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of August 26, 2024, by and among Concord Acquisition Corp II, Events.com, Inc. and Concord Merger Sub Inc.
10.1	Lock-Up Agreement.
10.2	Sponsor Support Agreement, dated as of August 26, 2024, by and among Concord Acquisition Corp II, Events.com, Inc., Concord Sponsor Group II LLC and CA2 Co-Investment LLC.
10.3	Stockholder Support Agreement, dated as of August 26, 2024, by and among Concord Acquisition Corp II and certain stockholders of Events.com, Inc.
10.4	Form of Tax Receivables Agreement.
10.5	Form of Registration Rights Agreement.
99.1	Joint Press Release, dated August 27, 2024.
99.2	Investor Presentation, dated August 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Certain of the schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONCORD ACQUISITION CORP Ii

By:	/s/ Jeff Tuder
Name: Jeff Tuder
Title: Chief Executive Officer

Date: August 27, 2024